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                             CASTLE & COOKE, INC.


                                                                   NEWS RELEASE

                                                      Contact:  Dean R. Estrada
                                                                 (310) 209-3804


                 CASTLE & COOKE, INC. AND FLEXI-VAN LEASING, INC.
                  ANNOUNCE SUCCESSFUL COMPLETION OF TENDER OFFER
                             FOR CASTLE & COOKE, INC.


     LOS ANGELES, California, July 15, 2000-Castle & Cooke, Inc. (NYSE: CCS) and Flexi-Van Leasing, Inc. announced today the successful completion of the tender offer for Castle & Cooke, Inc., pursuant to which Castle Acquisition Company, Inc., a wholly-owned subsidiary of Flexi-Van Leasing, Inc., now owns approximately 15,182,000 shares or 89% of Castle & Cooke, Inc. In the tender offer, Castle Acquisition Company, Inc. received tenders of approximately 85% of the Castle & Cooke, Inc. shares not already owned by Flexi-Van Leasing, Inc. and its affiliates, based on the approximately 10,681,000 shares which were tendered.

     In accordance with the terms of the merger agreement shares, tendered have been accepted and will be paid for promptly. It is anticipated that the depositary will begin mailing payments to shareholders who have tendered on Tuesday, July 18, 2000.

     In addition to the acceptance of the shares already received by Castle Acquisition Company, Inc., a supplemental offering period of five business days, terminating on July 21, 2000, will be provided as required by the merger agreement. During the supplemental offering period, shareholders who desire to tender their shares not already tendered may do so and will receive $19.25 per share promptly following valid tender of such shares. Any shares tendered will not have withdrawal rights. After this additional period, Castle & Cooke, Inc. and Flexi-Van Leasing, Inc. intend to prepare and mail materials relating to the merger of Castle Acquisition Company, Inc. with and into Castle & Cooke, Inc. The merger is expected to occur late in August or early in September 2000.

     David H. Murdock, Chairman of Flexi-Van Leasing, Inc. and Castle & Cooke, Inc., stated, "The success of the offer, as evidenced by the shares tendered and accepted today, is an acknowledgement by Castle & Cooke's shareholders of the fairness of the offer. I look forward to working with the Castle & Cooke management team in the years to come. I am pleased that shareholders will no longer have uncertainty about the outcome of the proposal and those that have tendered will receive prompt payment for their shares at the substantial premium price of $19.25 per share. I encourage any shareholders who have not yet tendered their shares to take advantage of the five additional day period and not face a delay in payment for their shares."

     Any questions concerning the subsequent offering period and how to participate should be addressed to Georgeson Shareholder Communications, Inc. at (800) 223-2064 (toll free) in the United States or at (212) 440-9800 (collect) elsewhere.

     Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.